

April 29, 2013

Via E-Mail
Jeffrey G. McGonegal
Chief Financial Officer
Venaxis, Inc.
1585 S. Perry Street
Castle Rock, CO 80104

> **Re: Venaxis, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 19, 2013**
> **File No. 001-33675**

Dear Mr. McGonegal:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Please contact Amy Reischauer at (202) 551-3793 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
      Mary Mullany
      Ballard Spahr LLP
      1735 Market Street, 51st Floor
      Philadelphia, PA 19103-7599